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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December, 2000
                                         --------------


                                  AMVESCAP PLC
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                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  DEALINGS BY DIRECTORS
                                ---------------------

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AMVESCAP PLC
038067
IMMEDIATE RELEASE  1 DECEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL S PERMAN  TEL: 020 7454 3942



 Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                                  AMVESCAP PLC
                             DEALINGS BY DIRECTORS

                                                    Total number of shares
Executive Directors          Options granted        over which options
                             at(pound sterling)11   held following this
                             on 1 December 2000        notification

Charles W. Brady                 200,000               1,674,027
The Hon. Michael Benson          100,000               1,013,922
Michael J. Cemo                  100,000                 500,000
Gary T Crum                      100,000                 451,815
A.D. Frazier                     100,000                 501,815
Robert H. Graham                 100,000                 650,000
Robert F. McCullough             100,000               1,051,815
Hubert L. Harris                 100,000               1,075,000





Date of Notification  1 DECEMBER 2000

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  1 December, 2000                  By  /s/ ANGELA TULLY
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                                                   (Signature)

                                             Angela Tully
                                             Assistant Company Secretary